Exhibit 99.2

RECENT DEVELOPMENTS

Haiti: TOTAL sells its retail business

On May 9, 2018, TOTAL S.A. (together with its subsidiaries and affiliates, “TOTAL” or the “Group”) announced the signature of an agreement to sell its retail business in Haiti, which consists of a network of 92 service stations and general trade fuel sales operations. This agreement was finalized with Bandari Corporation Ltd., a consortium formed by several local and regional major players.

USA: TOTAL to make significant equity investment in Clean Energy Fuels Corp. and drive deployment of natural gas heavy-duty trucks

On May 10, 2018, TOTAL and Clean Energy Fuels Corp. announced that the two companies entered into a broad strategic agreement to drive deployment of new natural gas heavy-duty trucks. TOTAL has agreed to purchase up to 50.8 million shares of Clean Energy’s common stock for $83.4 million, to become Clean Energy’s largest stockholder with ownership of 25% of Clean Energy’s outstanding shares of common stock.

Clean Energy, with support from TOTAL, also plans to launch an innovative leasing program that is intended to place thousands of new natural gas heavy-duty trucks on the road and fueling at Clean Energy stations. As presently contemplated, this program will allow fleets to begin driving heavy-duty trucks with the cleanest engine in the world at no increased cost compared to the diesel alternative, while also guaranteeing a discounted natural gas fuel price to diesel. TOTAL intends to provide up to $100 million of credit support for the program, which the companies expect to launch in Q3 2018.

Algeria: TOTAL strengthens its cooperation with Sonatrach and launches the engineering studies for a petrochemical project in Arzew

On May 11, 2018, TOTAL announced the signature of an agreement with Sonatrach, as part of the comprehensive partnership announced in 2017, to launch the engineering studies for a petrochemical project in Arzew, western Algeria.

The project includes a propane dehydrogenation (PDH) unit and a polypropylene production unit with an output capacity of 550,000 tons per year. The project represents an investment of around $1.4 billion by the two partners (Sonatrach 51%, TOTAL 49%), who are planning to start the front-end engineering and design (FEED) in summer 2018, subject to approval by the relevant Algerian regulatory authorities. The facility will valorize propane, produced in large quantities locally, by transforming it into polypropylene, a plastic for which demand is growing strongly. It will supply in priority the local and Mediterranean demand and TOTAL will be responsible for the commercialization of the rest of the production in Europe.

1

TOTAL signs an agreement in view of developing an integrated gas project in the sultanate of Oman

On May 13, 2018, TOTAL announced that it had signed a Memorandum of Understanding (MoU) with the Government of Oman to develop natural gas resources in Oman. This MoU covers both upstream and downstream businesses.

TOTAL and Shell, as operator, will develop several natural gas discoveries located in the Greater Barik area on onshore Block 6 with respective shares of 25% and 75%, as per the agreement between both companies and before possible backing of the Government of Oman.

TOTAL will use its equity gas entitlement as feedstock to develop in Oman a regional hub for Liquefied Natural Gas (LNG) bunkering service to supply LNG as a fuel to marine vessels. This will be made possible through a new small-scale modular liquefaction plant to be built in Sohar port. The plant will comprise a train of around 1 Mt per year and will offer the flexibility for expansion as required by the development of the LNG bunkering market.

US withdrawal from the JCPOA: TOTAL’s position related to the South Pars 11 project in Iran

On May 16, 2018, TOTAL announced its position related to the South Pars 11 project in Iran. On July 4, 2017, TOTAL, together with the other partner Petrochina, executed the contract related to the South Pars 11 (SP11) project, in full compliance with UN resolutions and US, EU and French legislation applicable at the time. SP11 is a gas development project dedicated to the supply of domestic gas to the domestic Iranian market and for which TOTAL has voluntarily implemented a policy against any dealings with the Iranian Revolutionary Guards Corps (“IRGC”) for all contractors participating in the project, thereby contributing to the international policy to restrain the field of influence of the IRGC.

On May 8, 2018, President Donald Trump announced the United States’ decision to withdraw from the Joint Comprehensive Plan of Action (“JCPOA”) and to reinstate the US sanctions that were in force before the JCPOA’s implementation, subject to certain wind down periods.

As a consequence, TOTAL will not continue the SP11 project and will have to unwind all related operations before November 4, 2018.

TOTAL’s actual spending to date with respect to the SP11 contract is less than 40 million euros in Group share. Furthermore, considering the various growth opportunities which have been captured by TOTAL in recent months, a withdrawal from SP11 is not expected to impact the production growth target of 5% CAGR between 2016 and 2022.

2

Russia: TOTAL expands partnership with Novatek through Arctic LNG 2 project

On May 24, 2018, TOTAL announced the expansion of its partnership with Novatek. In the presence of the President of the Russian Federation, Vladimir Putin, and the President of the French Republic, Emmanuel Macron, TOTAL signed an agreement with Novatek outlining the terms upon which TOTAL shall acquire a direct working interest of 10% in Arctic LNG 2, a giant liquefied natural gas project lead by Novatek on the Gydan Peninsula in the north of Siberia.

Taking account of TOTAL’s approximate 19% stake in Novatek and Novatek’s intention to retain 60% of the project, the Group’s overall economic interest in this new LNG project will be approximately 21.5%. Should Novatek decide to reduce its participation below 60%, TOTAL will have the possibility to increase its direct share up to 15%.

Novatek and TOTAL have also agreed that TOTAL will have the opportunity to acquire a 10 to 15% direct interest in Novatek’s future LNG projects in Yamal and Gydan.

With a production capacity of approximately 19.8 million tons per year (Mt/year), or 535,000 barrels of oil equivalent per day (boe/d), Arctic LNG 2 is expected to unlock resources in the onshore Utrenneye gas and condensate field. The project will involve the installation of three gravity-based structures in the Gulf of Ob on which will be installed the three liquefaction trains of 6.6 Mt/year capacity each.

In the same way as for Yamal LNG, Arctic LNG 2 production will be delivered to international markets by a fleet of ice-class LNG carriers that will be able to use the Northern Sea Route for cargoes destined for Asia.

The final investment decision is expected in 2019, with plans to start up the first train by end 2023.

TOTAL and Sonangol strengthen their cooperation in Angola

On May 28, 2018, TOTAL announced the signature of several agreements covering the Group’s upstream and downstream activities in Angola, by João Lourenço, the President of the Republic of Angola, Patrick Pouyanné, Chairman and CEO of TOTAL, and Carlos Saturnino, Chairman of the Board of Directors of Sonangol.

•	A risk service agreement for the deepwater Block 48 exploration license, which TOTAL will operate. TOTAL and Sonangol are 50/50 partners in exploring Block 48 in Angola’s ultra-deep offshore. The first, two-year phase of the program includes drilling a well.
•	A framework agreement for the future joint venture between TOTAL and Sonangol to jointly develop a network of service stations in Angola, including petroleum product logistics and supply.
•	A memorandum of understanding to fund 50 new scholarships for young Angolans to study at French universities by end-2019.
3

Angola: TOTAL launches Zinia 2 development in deep offshore Block 17

On May 28, 2018, TOTAL announced that it and its partners have taken the final investment decision to launch the Zinia 2 deep offshore development in Block 17, 150 kilometers offshore Angola. The Zinia 2 project is expected to have an estimated production capacity of 40,000 barrels per day (b/d), with the objective of sustaining Pazflor field production, on stream since 2011.

Zinia 2 is the first of several possible short-cycle developments on Block 17 that is expected to unlock its full potential by connecting satellite reservoirs to the existing floating storage, production and offloading (FPSO) units.

Zinia 2 comprises nine wells in water depths ranging from 600 to 1,200 meters, tied back to the Pazflor FPSO with a budget of US$1.2 billion.

Combined Shareholders’ Meeting of June 1st, 2018: approval of resolutions proposed by the Board of Directors; Patrick Pouyanné reappointed as Chairman and CEO

The Annual Shareholders’ Meeting of TOTAL S.A. was held on June 1, 2018, under the chairmanship of Patrick Pouyanné. The shareholders adopted all resolutions recommended by the Board of Directors, including:

■	Approval of the 2017 financial statements and the payment of a dividend of €2.48 per share, a 1.2% increase compared to the previous year;
■	The option for shareholders to receive the final 2017 dividend of 0.62 €/share and any 2018 interim dividends in cash or in new shares of the Company;
■	Renewal of the terms as Directors of Mrs. Anne-Marie Idrac, Mr. Patrick Pouyanné and Mr. Patrick Artus, for a three-year period;
■	Approval of the elements of compensation due or granted to the Chairman and Chief Executive Officer for year 2017;
■	Approval of the principles and criteria for the determination of the compensation granted to the Chairman and Chief Executive Officer for year 2018;
■	Various delegations of authority and financial authorizations granted to the Board of Directors;

The full results of the votes and the presentations made to the shareholders are available on TOTAL’s corporate website total.com.

The Board of Directors met after the Shareholders’ Meeting and unanimously decided to reappoint Mr. Patrick Pouyanné as Chairman and Chief Executive Officer for the duration of his term as Director.

4

Distribution of the final 2017 dividend following the Shareholders’ Meeting of June 1, 2018 that fixed the 2017 dividend at 2.48 € per share

TOTAL announced that the Annual Shareholders’ Meeting, held on June 1, 2018 under the chairmanship of Patrick Pouyanné, declared a dividend for 2017 of €2.48 per share, an increase of 1.2% compared to the 2016 dividend. Taking into account the three interim dividends of €0.62 per share paid on October 12, 2017, January 11, 2018, and April 9, 2018, the final 2017 dividend to be paid is €0.62 per share.

In addition, the Annual Shareholders’ Meeting decided that shareholders will be given the option to receive payment of the 2017 final dividend in cash or in new shares of TOTAL S.A., each choice being exclusive of the other.

In line with the shareholder return policy announced on February 8, 2018, in order to avoid any dilution linked to the issuance of new shares, the Group will buy back during the quarter the newly issued shares with the intention to cancel them.

The share price of new shares to be issued as payment of the final dividend is set at €52.03. This price is equal to the average opening price on the Euronext Paris for the 20 trading days preceding the Annual Shareholders’ Meeting, reduced by the amount of the final dividend, without any discount, and rounded up to the nearest cent. Shares issued as payment of the final dividend will carry immediate dividend rights, and an application will be made to admit the shares for trading on the Euronext Paris.

The ex-dividend date for the final dividend was June 11, 2018.

For TOTAL’s American Depositary Shares (ADS), the ex-dividend date for the final 2017 dividend was June 7, 2018.

Shareholders who do not elect to receive the final dividend payment in new shares within the specified timeframe will receive the final dividend due to them in cash. The date for the payment in cash was June 28, 2018.

For shareholders who elected to receive the final dividend in shares, the date for the delivery of the shares was June 28, 2018. For holders of Total’s American Depositary Receipts, the delivery of the ADSs was July 6, 2018.

Algeria - extension of the TFT gas field license

On June 11, 2018, TOTAL announced the signing of a new concession contract among Sonatrach, TOTAL, Repsol and Alnaft (the National Agency for the Valorisation of Hydrocarbon Resources) for a period of 25 years to extend the exploitation of the Tin Fouyé Tabankort (TFT) gas and condensate field. This new contract1, which will become effective upon the approval by the relevant Algerian authorities, will give TOTAL a 26.4% interest alongside Sonatrach (51%) and Repsol (22.6%). The companies have also signed a gas marketing agreement.

The partners will carry out the drilling and development investments required to develop additional reserves. These investments will allow to maintain the production of the field.

1 In accordance with the law 05-07 (modified 13-01)

5

TOTAL and Pavilion Energy take a further step in developing liquefied natural gas (LNG) as a marine fuel in Singapore

On June 26, 2018, TOTAL announced that TOTAL and Pavilion Energy, through their subsidiaries Total Marine Fuels Global Solutions and Pavilion Gas, signed a Heads of Agreement (HoA) to jointly develop a Liquefied Natural Gas (LNG) bunker supply chain in the port of Singapore. The agreement covers the shared long-term time charter of a new generation LNG bunker vessel (LNGBV) to be commissioned by Pavilion Gas by 2020. It also includes an LNG supply arrangement between the two companies enabling TOTAL to deliver LNG bunker to its customers.

The HoA, signed on the sidelines of the World Gas Conference 2018, follows a Memorandum of Understanding (MoU) concluded by both companies in April 2017 on LNG bunkering cooperation in Singapore. The HoA is a significant step forward and contributes to the development of Singapore as an LNG bunkering hub.

Results of the option to receive the final 2017 dividend in shares

The Annual Shareholders’ Meeting held on June 1, 2018 approved the payment of an annual dividend for fiscal year 2017 of €2.48 per share and offered the shareholders the choice to receive the final 2017 dividend of €0.62 per share in cash or in new shares of TOTAL S.A..

The period for exercising the option ran from June 11 to June 20, 2018. At the end of the option period, 19% of rights were exercised in favour of receiving the payment for the final 2017 dividend in shares.

5,798,335 new shares will be issued, representing 0.22% of TOTAL S.A.’s share capital on the basis of the share capital as of May 31, 2018. The share price for the new shares to be issued as payment of the final 2017 dividend was set at €52.03 on June 1, 2018. The price is equal to the average opening price on Euronext Paris for the twenty trading days preceding June 1, 2018, the date of the Annual Shareholders’ Meeting, reduced by the amount of the final dividend, without any discount.

The settlement and delivery of the new shares as well as their admission to trading on Euronext Paris took place on June 28, 2018. The shares carried immediate dividend rights and were fully assimilated with existing shares already listed.

In line with the shareholder return policy announced on February 8, 2018, in order to avoid any dilution linked to the issuance of new shares, the Group will buy back during the quarter the newly issued shares with the intention to cancel them.

The remaining cash dividend to be paid to shareholders who did not elect to receive the final 2017 dividend in shares amounts to 1,328 million euros and the date for the payment in cash was June 28, 2018.

6

TOTAL enters into exclusive negotiation alongside EDF for the sale of its stake in the Dunkerque LNG terminal

On June 29, 2018, TOTAL announced that it has decided to enter into an agreement to sell its 9.99% stake in the Dunkerque LNG terminal, as a part of a broader sale process initiated by EDF (65.01%) earlier this year. At the completion of the transactions two buyers, a consortium composed by Fluxys Europe B.V. (currently 25%), AXA Investment Managers and Crédit Agricole Assurances on one hand and another consortium composed of Samsung Securities Co. Ltd., IBK Securities Co. Ltd. and Hanwha Investment & Securities Co. Ltd on the other hand, will hold 35.76% and 39.24% respectively. Closing is expected for the third quarter of 2018, once required regulatory approvals have been granted by the relevant authorities.

The Group will keep a regasification capacity right of around 1.5 million tons per annum.

TOTAL completes the acquisition of 73% of Direct Énergie and launches a mandatory tender offer

On July 6, 2018, TOTAL announced the completion of the acquisition by TOTAL of 73.04% of the share capital of Direct Énergie1, for 42 euros per share, representing approximately 1.4 billion euros. This acquisition, which is subsequent to the satisfaction of all conditions precedent referred to in the agreements executed on April 17, 2018 with Direct Énergie’s main shareholders, was followed on July 6, 2018 by the filing by TOTAL of a mandatory tender offer for the shares in Direct Énergie which are not yet held by TOTAL, at the same price of 42 euros per share. This proposed offer was approved by the AMF on July 24, 2018 and opened on July 26, 2018. The offer period is 37 trading days.

Ledouble, appointed by Direct Énergie’s board of directors as independent expert, confirmed that the price offered represents fair financial value for Direct Énergie’s minority shareholders including for the squeeze out procedure that TOTAL intends to request if the required conditions are met.

The composition of Direct Énergie’s board of directors was modified in order to take into account the new shareholding structure. As a result, alongside the remaining directors, Mr. Xavier Caïtucoli and Xirr Europe (represented by Mr. Nicolas Gagnez) as independent director, Mr. Philippe Sauquet, Ms. Namita Shah, Ms. Helle Kristoffersen and Ms. Cécile Arson are appointed as directors, as well as Mr. Jean-Hugues de Lamaze as independent director. These appointments will be subject to confirmation by the next general meeting of shareholders of Direct Énergie.

1Based on 45,608,369 shares as of June 30, 2018, in accordance with the information provided by Direct Énergie on its website.

7

TOTAL and CCCC strengthening their relationship worldwide to meet the challenges of the construction industry

On July 10, 2018, TOTAL announced that TOTAL and China Communications Construction Company (CCCC) have signed a mutual preferred supplier agreement to extend their existing relationship to a worldwide perimeter.

TOTAL currently supplies CCCC with fuels and lubricants, mainly in Africa, while CCCC’s expertise ranges from design to construction, including financing, civil works, onshore and offshore work, pipeline construction and dredging.

With this new agreement, TOTAL will work toward being CCCC’s preferred partner on a much larger scale, by offering tailored solutions for its projects worldwide.

TOTAL intends to provide flexible, innovative and effective energy solutions to support CCCC’s rapidly growing business. This could include storage facilities, technical support for TOTAL products and a wide range of digital tools, including Optimizer, to help CCCC reduce its total cost of ownership.

TOTAL closes the acquisition of Engie’s upstream LNG business

On July 13, 2018, TOTAL announced the closing of the acquisition of Engie’s portfolio of upstream liquefied natural gas (LNG) assets for an overall enterprise value of $1.5 billion. Additional payments of up to $550 million could become payable by TOTAL in the event of an improvement in the oil markets in the coming years.

This portfolio includes participating interests in liquefaction plants, notably the interest in the Cameron LNG project in the US, long term LNG sales and purchase agreements, an LNG tanker fleet as well as access to regasification capacities in Europe.

Following the transaction, TOTAL will take over the teams in charge of the upstream LNG activities at Engie.

Total’s anticipated LNG portfolio by 2020:

•	A total volume of LNG managed of 40Mt / year.

•	A liquefaction capacity portfolio of 23 MT/year, well distributed among the major LNG production areas: Middle East, Australia, Russia and the United States.
8

•	A worldwide LNG trading contracts portfolio of 28 MT/year to supply each LNG market with competitive and flexible resources.

•	A role of a key supplier for the European market with regasification capacities of 18 MT/year.

•	A fleet of 18 LNG carriers, of which 2 FSRUs (floating storage and regasification units).

TOTAL creates a digital innovation center in India in partnership with Tata Consultancy Services

On July 17, 2018, TOTAL announced that it signed a partnership agreement with Tata Consultancy Services (TCS) to create a digital innovation center in India. Based in Pune in the State of Maharashtra, the center will explore disruptive technologies and solutions.

The partnership will initially focus on refining. Thanks to the intensive use of digital technology, the various building blocks of refining (production units, processes, the supply chain and petroleum product markets) will be driven in a wide-ranging way to improve refinery performance. Real-time data analytics, the Internet of Things, automation, artificial intelligence and agile methodology will be used to improve industrial efficiency, energy performance and availability rates.

Based on the TCS concept of “entrepreneurship-in-residence,” TOTAL will work with TCS technology and domains experts. TCS will also bring to TOTAL its network, its structured co-innovation approach and its unique Business 4.0 cooperation framework.

TOTAL acquires two gas power plants in France and strengthens in electricity generation

On July 26, 2018, TOTAL announced that it signed an agreement with KKR-Energas to acquire its two gas-fired combined cycle power plants (CCGT) in the North and East of France, which represent an electricity generation capacity of approximately 825 megawatts (MW). The transaction is subject to approval by the relevant authorities.

Through its 73% stake in Direct Énergie, TOTAL also has 800 MW of capacity in two power plants of 400 MW each in France and in Belgium. The development of another 400 MW plant  is planned in the Brittany region.

TOTAL has an objective of achieving 15% share of the B2C gas and electricity supply market in France and Belgium within 5 years.

TOTAL announces its second 2018 interim dividend

In accordance with the Board of Directors decision of February 7, 2018 regarding the 2018-20 shareholder return policy, the second 2018 interim dividend is set at 0.64 euro per share, an increase of 3.2% compared to the three interim dividends and the final dividend paid for the 2017 fiscal year. This interim dividend is stable compared to the first 2018 interim dividend.

The Board of Directors will meet on December 12, 2018, to declare the conditions of this second 2018 interim dividend payment.

According to the fourth resolution adopted by the Combined General Meeting of June 1, 2018, the option to pay this second 2018 interim dividend in new shares of the company will be proposed and the payment will be made according to the following timetable:

Ex-dividend date	December 18, 2018
Period to elect to receive the payment in new shares	December 18, 2018 to January 2, 2019
Payment date in cash or shares issued in lieu of cash	January 10, 2019

Holders of Total’s American Depositary Receipts (“ADRs”) will receive the second 2018 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

ADR ex-dividend date	December 14, 2018
ADR record date	December 17, 2018
ADR payment date in cash or shares issued in lieu of cash	January 17, 2019

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

9